Exhibit 99.1

Q2 2026

Earnings Release

BeFra Reports Second Quarter 2026 Results

GUADALAJARA, Mexico, July 23, 2026 -- Betterware de México, S.A.P.I. de C.V. (NYSE:BWMX) (“BeFra” or the “Company”), announced today its consolidated financial results for the second quarter 2026. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding.

Message from the President and CEO

The second quarter marked another period of solid commercial execution for BeFra, with revenue growth across all our brands, while also representing one of the most significant milestones in the Company’s history through the successful incorporation of Tupperware’s operations in Latin America. Despite contributing only one month of results during the quarter, Tupperware made a strong contribution to BeFra’s revenue and profitability, reinforcing our confidence in the strategic rationale of the acquisition. As the reference brand in its category, with a leading position in Mexico and an immediate platform in Brazil, Tupperware strengthens our portfolio, expands our regional footprint, and reinforces our confidence in BeFra’s strategic growth pillars.

Beyond this milestone, we remained focused on executing our long-term strategy with discipline and consistency. Betterware continued building on its positive commercial momentum, with revenue increasing 3.6% during the quarter and 3.1% on a year-to-date basis, while continuing to expand its presence across Latin America. Jafra’s turnaround also continued to gain traction, as the commercial initiatives announced last quarter–including a renewed focus on innovation and consultant base expansion–translated into a return to sequential growth, with revenue increasing 4.5% QoQ. Tupperware also made a strong contribution to BeFra, representing 10.8% of consolidated revenue and nearly 16% of EBITDA despite contributing only one month of results during the quarter. Together, these results reflect the resilience of our business model, the successful execution of our long-term strategy, and our disciplined approach to creating sustainable long-term value for our shareholders.

Our balance sheet also remains in a strong position following the Tupperware acquisition. Net debt-to-EBITDA stood at 2.6x despite consolidating only one month of Tupperware’s EBITDA while assuming the full acquisition debt. On a pro forma basis, including Tupperware’s full-year EBITDA contribution, net debt-to-EBITDA is 1.6x, effectively maintaining the Company’s pre-acquisition leverage profile, reinforcing the profitability of the acquired business and our confidence in continuing our disciplined deleveraging strategy.

Andrés Campos Chevallier

President and CEO BeFra Group

Changes to ways of reporting

Following the Tupperware acquisition, the Company is evolving the way it manages and operates its portfolio. By aligning our organization around our brands, we will streamline processes, unlock synergies, and accelerate the adoption of best practices across the Group. Reflecting this evolution, financial reporting will now be presented as BeFra, Betterware, Jafra, and Tupperware. This updated structure provides a clearer view of each brand’s performance and better aligns external reporting with how management evaluates the business, enabling investors to more effectively assess the operating performance and strategic progress of each brand.

References to organic growth throughout this document exclude Tupperware and reflect the combined performance of Betterware and Jafra only. This provides investors with a like-for-like comparison with prior periods, allowing for a clearer assessment of the Group’s underlying operating performance.

The FCF-to-EBITDA ratio will now be presented at the consolidated BeFra level. This metric highlights the Group’s ability to consistently convert operating profitability into cash flow, providing investors with a clearer view of the business’s cash generation capabilities and overall financial quality.

Associate and distributor metrics will now be presented as a combined “Stencil” metric, reported on both an average and end-of-period basis, at the consolidated level and by brand. This change streamlines operational disclosure by focusing on the most relevant commercial network indicator, providing a clearer and more consistent view of commercial performance across the Group and its brands.

Revenue mix by brand and region has been added. This provides investors with a clearer view of each brand’s and region’s contribution to BeFra’s consolidated revenue, enhancing the understanding of the Group’s revenue composition and diversification.

Beginning this quarter and through year-end, both the original 2026 guidance and the updated post-acquisition guidance will be presented. This approach preserves visibility into the Company’s original growth expectations while clearly illustrating the incremental growth and financial contribution expected from the incorporation of Tupperware into BeFra’s portfolio.

A dedicated section has been added to present Tupperware’s pro forma financial information for FY25, 1Q26, and 2Q26. This provides investors with greater visibility into Tupperware’s standalone financial performance while also illustrating how BeFra’s financial performance would have looked had Tupperware been part of the Group throughout the presented periods.

The historical KOM and KFM section will no longer be presented. This change streamlines the presentation by placing greater emphasis on the most relevant operating and financial metrics, resulting in a clearer and more focused view of the Company’s current performance.

Q2 2026 Select Consolidated Financial Information

	Q2			6M
Results in ‘000 MXN	2026[1]	2025		2026[1]	2025
Net Revenue	$4,161,352	$3,562,643	16.8%	$7,671,054	$7,061,794	8.6%
Gross Margin	65.5%	67.1%	-161 bps	65.9%	66.7%	-85 bps
EBITDA	$780,439	$678,812	15.0%	$1,390,352	$1,214,077	14.5%
EBITDA Margin	18.8%	19.1%	-30 bps	18.1%	17.2%	94 bps
Net Income	$394,585	$327,306	20.6%	$675,929	$478,700	41.2%
Free Cash Flow	$578,021	$592,152	-2.4%	$929,564	$536,311	73.3%
FCF/EBITDA	74.1%	87.2%	-1318 bps	66.9%	44.2%	2269 bps
EPS[2]	$10.0	$8.8	14.2%	$31.9	$15.8	101.3%
Net Debt /EBITDA[3]	2.57	1.97	30.4%	2.57	1.97	30.4%

[1]	Quarter and YTD include Tupperware considering that the brand was acquired in June 2026
[2]	Considers one month of Tupperware results
[3]	Does not consider Tupperware pro forma EBITDA, if considered, Net Debt/EBITDA of 1.62

Stencil
Avg. Base	1,508,493	1,185,455	27.3%	1,498,777	1,192,865	25.6%
EOP Base	1,516,596	1,192,168	27.2%	1,517,596	1,192,168	27.3%

Revenue by Brand & Region

Year-to-Date

	Brand			Region
Results in ‘000 MXN	Revenue	Revenue Mix	Results in ‘000 MXN	Revenue	Revenue Mix
Betterware	$2,951,443	38.5%	Mexico	$7,058,294	92.0%
Jafra	$4,268,637	55.6%	Latin America	$178,679	2.3%
Tupperware[2]	$450,974	5.9%	United States	$434,081	5.7%

[2]	Considered since acquisition close in June 2026

Highlights

Revenue: Net revenue increased 16.8% during the quarter, primarily reflecting the incorporation of Tupperware’s financial results following the acquisition, together with continued revenue growth across Betterware and Jafra. Betterware maintained its growth trajectory through its domestic market and supported by sustained international expansion, with Andino and Guatemala continuing to deliver double-digit growth. Jafra’s performance continued to strengthen, delivering sequential revenue growth and confirming the effectiveness of the initiatives implemented earlier this year. Tupperware also meaningfully expands BeFra’s direct-selling platform, adding more than 300,000 Stencil across Mexico and Brazil, further strengthening the scale and reach of the Group’s commercial network.

Profitability: EBITDA increased 15% YoY, with an EBITDA margin of 18.8%. Adjusting additionally for $16 M MXN regional expansion costs and $8 M MXN in Tupperware transaction-related expenses, EBITDA margin would have been approximately 19.3%, reflecting the strength of the underlying business and BeFra’s continued financial discipline. Organic net income decreased during the quarter, temporarily affected by these same regional expansion and Tupperware-related expenses. Excluding these effects, organic net income was broadly in line with the prior year. During the first half of the year, organic net income increased 19.1%, demonstrating the Company’s ability to consistently translate revenue growth into profitable growth. The integration of Tupperware is also expected to improve operating leverage, as corporate expenses are not expected to increase proportionally with the expansion of the business, providing an additional benefit over the medium to long term. Demonstrating the accretive nature of the acquisition, pro forma trailing twelve-month EPS is 36% higher than organic trailing twelve-month EPS.

Cash generation: Excluding the Tupperware transaction FCF for the quarter was $578 M MXN representing 74% of EBITDA, highlighting the strength of the business model and disciplined financial management.

Financial Performance

Balance sheet at the end of Q2 2026.

Note that presented ratios consider Pro forma TTM profitability from Tupperware.

Return on Investment

Following the Tupperware acquisition, BeFra continues to generate attractive returns. Improvements in ROIC, ROTA, and ROE demonstrate the Company’s ability to profitably deploy its expanded capital base.

	Q2 2026	Q2 2025	∆
Equity Turnover[1]	8.6	12.1	-28.4%
ROIC	32.3%	23.9%	837 bps
ROE	69.2%	50.4%	1882 bps
ROTA	23.3%	10.5%	1280 bps
Dividend Payout[2]	41.6%	45.5%	-392 bps

[1]	Ratio impacted by the increase in shareholders’ equity resulting from the Tupperware acquisition
[2]	Tupperware not included

Liquidity

BeFra maintained a solid liquidity position during the quarter, with continued improvements in working capital efficiency supporting financial flexibility and future growth.

	Q2 2026	Q2 2025	∆
Current Ratio	1.11	0.93	19.0%
TTM FCF / TTM EBITDA[3]	83.2%	79.9%	333 bps
CCC	53	70	-24.7%

[3]	Ratio considers only BW & JF

Leverage

Leverage ratios reflect Tupperware’s results on a pro forma trailing twelve-month basis to provide a meaningful comparison following the acquisition. BeFra has a proven track record of disciplined deleveraging, having successfully reduced leverage following the Jafra acquisition. Excluding debt assumed as part of the Tupperware acquisition, the Company repaid $508 M MXN of debt during the quarter, reflecting its continued commitment to deleveraging. Supported by strong cash generation and interest coverage, BeFra remains well positioned to continue its disciplined deleveraging strategy.

	Q2 2026	Q2 2025	∆
Debt to EBITDA[4]	1.74	2.12	-17.9%
Net Debt to EBITDA[4]	1.62	1.97	-17.8%
Interest Coverage[5]	5.25	3.32	58.2%

[4]	Considers Tupperware’s Pro Forma TTM EBITDA
[5]	Assumes interest expense from the Tupperware acquisition as if incurred over the last 12 months

Asset Light Business - Low fixed cost structure

BeFra’s asset-light operating model remains a fundamental source of resilience for the business. Additionally, the Company remains focused on identifying further opportunities to optimize SG&A.

	Q2 2026	Q2 2025	∆
Fixed Assets / Total Assets	14.0%	16.8%	-280 bps
TTM Variable Cost Structure	73.2%	73.9%	-71 bps
TTM Fixed Cost Structure	26.8%	26.1%	71 bps
TTM SG&A / Net Revenues	36.0%	45.6%	-960 bps

Notes to the ratios

*	Q2 2026 financial ratios and performance metrics have been adjusted on a pro forma basis considering TTM Tupperware
*	Current Ratio = Total current assets / Total current liabilities
*	CCC (Cash Conversion Cycle) = DSO + DIO – DPO
*	ROIC = NOPAT TTM / Operating Assets
*	ROE = Net income TTM / Stockholders Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Debt to EBITDA = Total Debt / EBITDA TTM
*	Net Debt to EBITDA = (Total Debt - Cash and cash equivalents) / EBITDA TTM
*	Interest Coverage = Interest expense TTM / Operating income TTM
*	Dividend Payout TTM = Paid Dividend Q / NOPAT Q

Capital Allocation

Quarterly Dividends: Considering BeFra’s results to date, the Board of Directors remains committed to enhancing shareholder value through quarterly dividends. Accordingly, it has proposed a $250 M MXN dividend to be paid in Q3 2026, which has been approved at the Ordinary Shareholders’ Meeting. The increase reflects the additional shares issued in connection with the Tupperware acquisition and not only preserves value on a per-share basis, but also enhances the overall value returned to shareholders. This would represent the 26th consecutive quarter of dividend payments since BeFra’s IPO.

2026 Guidance: 2026 guidance has been updated, taking into account Tupperware’s acquisition

Previous Guidance

MXN Millions	Var %
Net Revenue	4.0% - 8.0%

Management expects an EBITDA margin of at least 19% in 2026.

Post-acquisition Guidance

MXN Millions	2026
Net Revenue	18.0% - 22.0%

Management expects an EBITDA margin of at least 19% in 2026.

Q2 2026 Financial Results by Brand

Betterware

(Includes Betterware Mexico & International Subsidiaries)

Key Financial and Operating Metrics

	Q2			6M
Results in ‘000 MXN	2026	2025		2026	2025
Net Revenue	$1,511,485	$1,458,593	3.6%	$2,951,443	$2,861,658	3.1%
Gross Margin	54.8%	55.2%	-43 bps	54.9%	55.2%	-32 bps
EBITDA	$295,023	$290,745	1.5%	$590,301	$552,238	6.9%
EBITDA Margin	19.5%	19.9%	-42 bps	20.0%	19.3%	71 bps

Stencil
Avg. Base	716,423	699,379	2.4%	710,867	692,970	2.6%
EOP Base	711,586	713,641	-0.3%	711,586	713,641	-0.3%

Highlights

Revenue: Betterware continued to deliver revenue growth during the quarter, supported by the sustained expansion of its stencil base through effective commercial strategies and promotional initiatives. Betterware Mexico grew 3% during the quarter, with double-digit revenue growth across most regions of the country, partially offset by weaker performance in the northern region due to exchange rate effects on consumption in Mexico. Betterware’s international business continued to deliver exceptional growth, with net revenue increasing 500% in Andino and more than 50% in Guatemala QoQ. Betterware’s end-of-period stencil was temporarily affected by timing differences during the quarter. Despite this, productivity remained strong, supporting continued confidence in the expansion of both the stencil base and revenue.

Profitability: EBITDA increased 1.5% QoQ, with an EBITDA margin of 19.5%. Without considering expansion costs, EBITDA margin for the quarter would have been ~21%, demonstrating the strength of the business. Higher commercial investments and temporary logistics headwinds, as the Company proactively strengthened supply chain resilience in response to geopolitical tensions surrounding the Strait of Hormuz, temporarily offset profitability. Year-to-date, EBITDA and EBITDA margin remain broadly in line with the prior year.

Jafra

(Includes Jafra Mexico & US)

Key Financial and Operating Metrics

	Q2			6M
Results in ‘000 MXN	2026	2025		2026	2025
Net Revenue	$2,198,892	$2,104,050	4.5%	$4,268,636	$4,200,136	1.6%
Gross Margin	74.4%	75.4%	-107 bps	74.2%	74.5%	-22 bps
EBITDA	$361,931	$388,067	-6.7%	$676,566	$661,839	2.2%
EBITDA Margin	16.5%	18.4%	-199 bps	15.8%	15.8%	10 bps

Stencil
Avg. Base	490,070	486,076	0.8%	485,910	499,895	-2.8%
EOP Base	503,010	478,527	5.1%	504,010	478,527	5.3%

Beginning this quarter, Jafra’s results are presented on a combined basis, with revenue and profitability reflecting the performance of both Jafra Mexico and Jafra U.S. as a single brand.

Highlights

Revenue: Jafra successfully returned to growth during the quarter, delivering QoQ revenue growth of 4.5%. The turnaround reflects the effectiveness of the corrective promotional actions, which contributed to renewed growth in the Associate and Distributor base, driving the expansion of the Stencil. Fragrance and Body Care led broad-based category growth.

Profitability: Profitability was impacted during the quarter by gross margin investments, partially offsetting the benefits of higher sales volumes. Year-to-date, however, EBITDA and EBITDA margin remain in line with the prior year. The Company continues to execute cost-efficiency initiatives aimed at aligning Jafra’s expense structure with the rest of the Group. While Jafra Mexico continued to benefit from higher sales volumes, Jafra U.S. delivered another quarter of meaningful improvement, achieving a positive EBITDA margin of 3.9% and more than doubling its profitability quarter over quarter.

Tupperware

(Includes Tupperware Mexico & Brazil)

Key Financial and Operating Metrics

	June
Results in ‘000 MXN	2026	2025*
Net Revenue	$450,974	$445,029	1.3%
Gross Margin	58.2%	64.9%	-676 bps
EBITDA	$123,485	$140,446	-12.1%
EBITDA Margin	27.4%	31.6%	-418 bps

*	June 2025 is pro forma

Stencil	June 2026
EOP. Base	302,000

Figures from acquisition close in June 2026

Highlights

Revenue: Tupperware delivered a strong first contribution to BeFra’s results, validating the strategic rationale of the acquisition. In Mexico, extraordinary B2B sales were recorded between June and September 2025, together with sales to Tupperware U.S., affecting year-over-year comparability. Excluding these effects, Tupperware Mexico’s direct-selling business grew more than 30% versus June 2025, demonstrating the strength of the brand’s underlying commercial operation. In Brazil, the pace of revenue decline improved significantly, decreasing to less than 7% in June 2026 after several quarters of double-digit declines and despite the discontinuation of sales to Argentina, which contributed to revenue in June 2025. As the reference brand in its category, with a leading position in Mexico and an immediate platform in Brazil, Tupperware further strengthens BeFra’s portfolio and expands regional growth opportunities. Management has also begun implementing commercial and operational initiatives aimed at restoring the brand to its historical performance levels, reinforcing confidence in its long-term growth potential.

Profitability: Tupperware made an immediate and meaningful contribution to BeFra’s profitability, reflecting the attractive margin profile of the business. Despite contributing only one month of results, the brand represented a significant portion of consolidated EBITDA and Net Income. As integration progresses and the business continues to gain commercial momentum, Tupperware is well positioned to become an increasingly important driver of the Group’s profitability.

Consolidated – Pro Forma

2025

Results in ‘000 MXN	BeFra[1]	Tupperware	BeFra + TW Pro Forma
Net Revenue	$14,243,015	$5,094,603	$19,337,618
Gross Margin	66.6%	62.9%	65.6%
EBITDA	$2,647,048	$1,402,662	$4,049,710
EBITDA Margin	18.6%	27.5%	20.9%

1H 2026

Results in ’000 MXN	BeFra[2]	Tupperware[3]	BeFra + TW Pro Forma
Net Revenue	$7,671,054	$1,819,298	$9,490,352
Gross Margin	65.9%	58.5%	64.5%
EBITDA	$1,390,352	$515,635	$1,905,987
EBITDA Margin	18.1%	28.3%	20.1%

[1]	As updated, after audit changes
[2]	Reported 2Q26 includes TW since acquired in June
[3]	Tupperware since before being acquired, considers January through May pro forma
*	Tupperware historical financial information is presented for illustrative purposes, BeFra controls & reports Tupperware started June 2026

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of June 30, 2026 and 2025

(In Thousand Mexican Pesos)

	Q2 2026	Q2 2025
Assets
Cash and cash equivalents	521,072	391,784
Trade accounts receivable, net	1,485,347	1,120,971
Accounts receivable from related parties	18	0
Account receivable “San Angel”	47,823	113,006
Inventories	2,675,076	2,364,160
Prepaid expenses	449,412	191,257
Income tax recoverable	179,153	276,361
Value added tax receivable	22,181	0
Derivative financial instruments	4,699	0
Non-current assets held for sale	40,000	40,000
Other assets	137,959	147,098
Total current assets	5,562,740	4,644,637
Account receivable “San Angel”	0	47,544
Property, plant and equipment, net	2,081,863	1,742,377
Right of use assets, net	353,141	276,076
Deferred income tax	652,158	525,086
Intangible assets, net	4,530,881	1,530,431
Goodwill	1,599,718	1,599,718
Recoverable Taxes	36,727	0
Other assets	58,822	14,448
Total non-current assets	9,313,310	5,735,680
Total assets	14,876,050	10,380,317

Liabilities and Stockholders’ Equity
Short-term debt and borrowings	886,742	1,759,317
Accounts payable to suppliers	2,322,732	1,824,911
Accrued expenses	591,088	363,831
Provisions	950,345	765,142
Value added tax payable	0	60,710
Statutory employee profit sharing	121,978	67,118
Lease liability	153,072	98,234
Derivative financial instruments	0	33,400
Total current liabilities	5,025,957	4,972,663
Employee benefits	332,539	137,124
Deferred income tax	511,922	495,118
Lease liability	218,279	199,864
Long term debt and borrowings	6,513,403	3,401,437
Total non-current liabilities	7,576,143	4,233,543
Total liabilities	12,602,100	9,206,206
Stockholders’ Equity
Capital stock	928,580	321,312
Share premium account	-25,264	-25,264
Retained earnings	1,380,110	921,973
Other comprehensive income	-7,686	-40,922
Non-controlling interest	-1,790	-2,988
Total Stockholders’ Equity	2,273,950	1,174,111
Total Liabilities and Stockholders’ Equity	14,876,050	10,380,317

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

As of June 30, 2026 and 2025

(In Thousand Mexican Pesos)

	Q2 2026	Q2 2025	∆	6M 26	6M 25	∆
Net revenue	4,161,352	3,562,643	16.8%	7,671,054	7,061,794	8.6%
Cost of sales	1,435,919	1,170,756	22.6%	2,619,520	2,354,080	11.3%
Gross profit	2,725,433	2,391,887	13.9%	5,051,534	4,707,714	7.3%

Administrative expenses	709,679	630,013	12.6%	1,356,765	1,321,838	2.6%
Selling expenses	1,123,873	993,382	13.1%	2,115,090	2,014,380	5.0%
Distribution expenses	210,595	186,274	13.1%	379,191	355,373	6.7%
Total expenses	2,044,147	1,809,669	13.0%	3,851,046	3,691,591	4.3%

Operating income	681,286	582,218	17.0%	1,200,488	1,016,123	18.1%

Interest expense	-121,563	-144,276	-15.7%	-221,269	-290,312	-23.8%
Interest income	4,475	7,907	-43.4%	16,148	23,978	-32.7%
Unrealized gain (loss) in valuation of financial derivative instruments	0	-42,436	-100.0%	0	-108,846	-100.0%
Foreign exchange loss, net	-1,295	29,946	-104.3%	-13,410	72,127	-118.6%
Financing cost, net	-118,383	-148,859	-20.5%	-218,531	-303,053	-27.9%

Income before income taxes	562,903	433,359	29.9%	981,957	713,070	37.7%

Income taxes	168,298	106,690	57.7%	305,991	235,673	29.8%

Net income including minority interest	394,605	326,669	20.8%	675,966	477,397	41.6%
Non-controlling interest gain (loss)	-20	637	-103.1%	-37	1,303	-102.8%
Net income	394,585	327,306	20.6%	675,929	478,700	41.2%

Concept	Q2 2026	Q2 2025	∆	6M 26	6M 25	∆
Net income	394,605	326,669	20.8%	675,966	477,397	41.6%
(+) Income taxes	168,298	106,690	57.7%	305,991	235,673	29.8%
(+) Financing cost, net	118,383	148,859	-20.5%	218,531	303,053	-27.9%
(+) Depreciation and amortization	99,153	96,594	2.6%	189,864	197,954	-4.1%
EBITDA	780,439	678,812	15.0%	1,390,352	1,214,077	14.5%
EBITDA margin	18.8%	19.1%		18.1%	17.2%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

As of June 30, 2026 and 2025

(In Thousand Mexican Pesos)

	Q2 2026	Q2 2025	∆	6M 26	6M 25	∆
Cash flows from operating activities:
Profit for the period	394,605	326,669	20.8%	675,966	477,397	41.6%

Adjustments for:
Income tax expense recognized in profit of the year	168,298	106,690	57.7%	305,991	235,673	29.8%
Depreciation and amortization of non-current assets	99,153	96,594	2.6%	189,864	197,954	-4.1%
Interest income recognized in profit or loss	-4,475	-7,907		-16,148	-23,978
Interest expense recognized in profit or loss	121,563	144,276	-15.7%	221,269	290,312	-23.8%
Gain (loss) on disposal of equipment	-375	-5,318		-1,004	-6,981
Unrealized loss (gain) in valuation of financial derivative instruments	0	42,436	-100.0%	0	108,846	-100.0%
Movements in not- controlling interest	0	0		0	0
Translation currency effect	818	16,197	-94.9%	-1,632	16,554	-109.9%
Defined benefit Cost	3,474	0	100.0%	3,474	0	100.0%
Movements in working capital:
Trade accounts receivable	-3,089	55,167	-105.6%	-12,508	12,122	-203.2%
Trade accounts receivable from related parties	83,830	18	465622.2%	83,830	250	33432.0%
Trade account receivable “San Angel”	0	65,066	-100.0%	0	51,072	-100.0%
Inventory, net	-49,219	164,897	-129.8%	-123,855	140,933	-187.9%
Prepaid expenses and other assets	-118,466	-75,311		-256,532	-101,669
Accounts payable to suppliers and accrued expenses	100,745	-188,646		391,231	-360,840
Provisions	86,963	29,248	197.3%	13,317	16,224	-17.9%
Value added tax payable	24,854	19,550	27.1%	-43,003	-10,482	310.3%
Trade accounts payable to related parties	-91,953	0	-100.0%	-91,953	-1,237
Statutory employee profit sharing	-69,662	-107,173		-34,861	-72,137
Income taxes paid	-139,045	-70,023		-329,341	-404,021
Employee benefits	5,124	5,272	-2.8%	7,157	8,812	-18.8%
Net cash generated by operating activities	613,143	617,702	-0.7%	981,262	574,804	70.7%

Cash flows from investing activities:
Payment for investment in subsidiaries	-183,477	0	100.0%	-183,477	0	100.0%
Restricted cash by Escrow	-13,344	0	100.0%	-13,344	0	100.0%
Purchase of intangible assets	-3,036,338	0	100.0%	-3,036,338	0	100.0%
Payments for property, plant and equipment, net	-213,554	-29,334		-230,807	-42,908
Proceeds from disposal of property, plant and equipment, net	4,927	3,784	30.2%	5,604	4,415	26.9%
Proceeds from disposal of buildings	55,728	0	100.0%	55,728	0	100.0%
Interest received	6,985	7,907	-11.7%	16,148	23,978	-32.7%
Net cash used in investing activities	-3,379,073	-17,643		-3,386,486	-14,515

Cash flows from financing activities:
Repayment of borrowings	-2,800,450	-1,114,636		-5,550,550	-2,115,436
Proceeds from borrowings	6,097,450	903,636	574.8%	8,844,050	2,450,436	260.9%
Interest paid	-77,487	-106,494		-205,994	-272,121
Cost of emission	-1,793	0		-1,793	0
Lease payment	-43,961	-35,243		-89,631	-78,817
Dividends paid	-198,519	-199,611		-398,130	-449,125
Net cash used in financing activities	2,975,240	-552,348		2,597,952	-465,063
Net increase (decrease) in cash and cash equivalents	209,310	47,711	338.7%	192,728	95,226	102.4%
Cash and cash equivalents at the beginning of the period	311,762	344,073	-9.4%	328,344	296,558	10.7%
Cash and cash equivalents at the end of the period	521,072	391,784	33.0%	521,072	391,784	33.0%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2026, the Company will report “Stencil” as the aggregate of Associates and Distributors for each brand. This presentation replaces the separate disclosure of these metrics and is intended to provide a unified measure of each brand’s commercial field organization.

Betterware

Stencil: Combined Associates and Distributors.

Avg. Base: Weekly average Stencil.

EOP Base: End-of-period Stencil.

Jafra

Stencil: Combined Associates and Distributors.

Avg. Base: Monthly average Stencil.

EOP Base: End-of-period Stencil.

Tupperware

Stencil: Combined Associates, Distributors, Unit Managers and Leaders.

Avg. Base: Weekly average Stencil.

EOP Base: End-of-period Stencil.

About BeFra

BeFra (NYSE: BWMX) is one of the leading branded consumer products platforms in Mexico and Latin America, bringing together three iconic brands: Betterware, a leader in innovative home solutions; Jafra, a leading beauty and personal care company with operations in Mexico and the United States; and Tupperware, a leading brand in food storage and drinkware. Through these brands, BeFra operates across Mexico, Brazil, the United States, and an expanding footprint throughout Latin America, leveraging proprietary direct-selling platforms, world-class manufacturing capabilities, and a longstanding culture of operational excellence.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q2 2026 Conference Call

Management will hold a conference call with investors on July 23rd, 2026, at 3:30 pm Mexico City Time / 5:30 pm Eastern Time (ET). The dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13761313

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1768042&tp_key=e6da367bd5

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13761313

BeFra IR

iroffice@better.com.mx

+52 33 4274 5904

InspIR:

Barbara Cano/Ivan Peill

ivan@inspirgroup.com

barbara@inspirgroup.com